Exhibit 99.3

Joint Filing Agreement
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the filers named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D, dated February 8, 2016 (including amendments thereto) with respect to the common stock of Smack Sportswear. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: February 8, 2016

/s/Derek Williams
Derek Williams

/s/Danny Chan
Danny Chan